SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 March, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Share Repurchases dated 03 March 2025
Exhibit 1.2	Transaction in Own Shares dated 04 March 2025
Exhibit 1.3	Transaction in Own Shares dated 05 March 2025
Exhibit 1.4	Transaction in Own Shares dated 06 March 2025
Exhibit 1.5	Transaction in Own Shares dated 07 March 2025
Exhibit 1.6	Transaction in Own Shares dated 10 March 2025
Exhibit 1.7	Transaction in Own Shares dated 11 March 2025
Exhibit 1.8	Director/PDMR Shareholding dated 12 March 2025
Exhibit 1.9	Transaction in Own Shares dated 12 March 2025
Exhibit 1.10	Transaction in Own Shares dated 13 March 2025
Exhibit 1.11	Transaction in Own Shares dated 14 March 2025
Exhibit 1.12	Transaction in Own Shares dated 17 March 2025
Exhibit 1.13	Transaction in Own Shares dated 18 March 2025
Exhibit 1.14	Transaction in Own Shares dated 19 March 2025
Exhibit 1.15	Transaction in Own Shares dated 20 March 2025
Exhibit 1.16	Transaction in Own Shares dated 21 March 2025
Exhibit 1.17	Transaction in Own Shares dated 24 March 2025
Exhibit 1.18	Transaction in Own Shares dated 25 March 2025
Exhibit 1.19	Transaction in Own Shares dated 26 March 2025
Exhibit 1.20	Transaction in Own Shares dated 27 March 2025
Exhibit 1.21	Transaction in Own Shares dated 28 March 2025
Exhibit 1.22	Transaction in Own Shares dated 31 March 2025

Exhibit 1.1

BP p.l.c.

----------------------

Share Repurchases

----------------------
3rd March 2025

BP p.l.c. (the "Company") announces that it is to commence a share buyback programme to repurchase ordinary shares in the capital of the Company (the "Programme").

The purpose of the Programme is to reduce the issued share capital of the Company.

The maximum amount allocated to the Programme is around $1.75 billion for a period up to and including 25 April 2025.

The Programme will be carried out on the London Stock Exchange and/or Cboe (UK) and will be effected within certain pre-set parameters.

Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2024 Annual General Meeting and any further approvals to repurchase shares as may be granted by its shareholders from time to time, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 9 of the UK Listing Rules.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 4th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 10,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	419.05	417.50	418.25
Lowest price paid per Share (pence):	406.25	406.45	406.35
Volume weighted average price paid per Share (pence):	410.8273	411.2819	411.2435

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	410.8273	7,000,000
Cboe (UK)/BXE	411.2819	1,000,000
Cboe (UK)/CXE	411.2435	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3439Z_1-2025-3-4.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 5th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 10,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	415.95	416.00	416.00
Lowest price paid per Share (pence):	405.90	406.00	405.95
Volume weighted average price paid per Share (pence):	411.1274	411.2998	411.2080

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	411.1274	7,000,000
Cboe (UK)/BXE	411.2998	1,000,000
Cboe (UK)/CXE	411.2080	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5288Z_1-2025-3-5.pdf

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 6th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 10,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	413.45	413.40	413.40
Lowest price paid per Share (pence):	406.50	406.65	406.65
Volume weighted average price paid per Share (pence):	409.1798	409.1853	409.1452

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	409.1798	7,000,000
Cboe (UK)/BXE	409.1853	1,000,000
Cboe (UK)/CXE	409.1452	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7139Z_1-2025-3-6.pdf

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 7th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 10,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	415.85	415.85	415.80
Lowest price paid per Share (pence):	410.20	410.20	410.30
Volume weighted average price paid per Share (pence):	412.6764	412.6067	412.6565

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	412.6764	7,000,000
Cboe (UK)/BXE	412.6067	1,000,000
Cboe (UK)/CXE	412.6565	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8910Z_1-2025-3-7.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcements are prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	06 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,266,617,790
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	219,695,204
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Publication of new total number of voting rights according to Sec. 41 WpHG

 Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	07 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,256,617,790
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	229,695,204
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 10,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	422.40	422.35	422.35
Lowest price paid per Share (pence):	414.20	414.20	414.20
Volume weighted average price paid per Share (pence):	418.6119	418.5509	418.5910

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	418.6119	7,000,000
Cboe (UK)/BXE	418.5509	1,000,000
Cboe (UK)/CXE	418.5910	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0703A_1-2025-3-10.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,247,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	239,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 10,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	422.10	422.10	422.10
Lowest price paid per Share (pence):	410.50	410.50	410.60
Volume weighted average price paid per Share (pence):	416.4010	417.3358	417.2004

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	416.4010	7,000,000
Cboe (UK)/BXE	417.3358	1,000,000
Cboe (UK)/CXE	417.2004	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2537A_1-2025-3-11.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	11 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,237,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	249,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.1345	5
d)	Aggregated information - Volume - Price - Total	5 £4.1345 £20.67
e)	Date of the transaction	10 March 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.1345	90
d)	Aggregated information - Volume - Price - Total	90 £4.1345 £372.11
e)	Date of the transaction	10 March 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	415.75	415.40	415.40
Lowest price paid per Share (pence):	407.95	408.00	408.05
Volume weighted average price paid per Share (pence):	411.7476	411.6415	411.6785

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	411.7476	6,000,000
Cboe (UK)/BXE	411.6415	1,000,000
Cboe (UK)/CXE	411.6785	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4394A_1-2025-3-12.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	12 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,227,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	259,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	420.50	420.40	420.45
Lowest price paid per Share (pence):	414.20	414.15	414.30
Volume weighted average price paid per Share (pence):	417.5794	417.5852	417.6025

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	417.5794	6,000,000
Cboe (UK)/BXE	417.5852	1,000,000
Cboe (UK)/CXE	417.6025	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6317A_1-2025-3-13.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	13 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,217,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	269,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	428.75	428.75	428.50
Lowest price paid per Share (pence):	417.30	417.50	417.35
Volume weighted average price paid per Share (pence):	423.9540	423.8142	423.7824

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	423.9540	6,000,000
Cboe (UK)/BXE	423.8142	1,000,000
Cboe (UK)/CXE	423.7824	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8169A_1-2025-3-14.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	14 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,208,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	278,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	433.20	433.15	433.15
Lowest price paid per Share (pence):	428.80	428.95	428.95
Volume weighted average price paid per Share (pence):	430.9598	430.8982	430.9202

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	430.9598	6,000,000
Cboe (UK)/BXE	430.8982	1,000,000
Cboe (UK)/CXE	430.9202	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0026B_1-2025-3-17.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	17 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,199,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	287,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	440.00	440.00	440.00
Lowest price paid per Share (pence):	434.85	434.30	434.35
Volume weighted average price paid per Share (pence):	438.0085	437.9847	437.9914

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	438.0085	6,000,000
Cboe (UK)/BXE	437.9847	1,000,000
Cboe (UK)/CXE	437.9914	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1809B_1-2025-3-18.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	18 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,190,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	296,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	442.35	442.30	442.30
Lowest price paid per Share (pence):	436.35	436.45	436.40
Volume weighted average price paid per Share (pence):	439.6628	439.6379	439.5580

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	439.6628	6,000,000
Cboe (UK)/BXE	439.6379	1,000,000
Cboe (UK)/CXE	439.5580	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3585B_1-2025-3-19.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	19 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,181,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	305,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	448.40	448.40	448.40
Lowest price paid per Share (pence):	442.45	442.65	442.45
Volume weighted average price paid per Share (pence):	445.4743	445.4172	445.4442

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	445.4743	6,000,000
Cboe (UK)/BXE	445.4172	1,000,000
Cboe (UK)/CXE	445.4442	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5582B_1-2025-3-20.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	20 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,172,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	314,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21st March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	449.40	449.45	449.45
Lowest price paid per Share (pence):	443.85	444.05	443.90
Volume weighted average price paid per Share (pence):	447.0321	447.1439	447.0839

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	447.0321	6,000,000
Cboe (UK)/BXE	447.1439	1,000,000
Cboe (UK)/CXE	447.0839	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7423B_1-2025-3-21.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	21 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,163,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	323,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	447.00	448.20	448.20
Lowest price paid per Share (pence):	440.70	440.90	440.85
Volume weighted average price paid per Share (pence):	443.4025	443.4593	443.4356

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	443.4025	6,000,000
Cboe (UK)/BXE	443.4593	1,000,000
Cboe (UK)/CXE	443.4356	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9439B_1-2025-3-24.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	24 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,154,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	332,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

 BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	449.45	449.45	449.35
Lowest price paid per Share (pence):	440.90	441.10	441.05
Volume weighted average price paid per Share (pence):	445.6785	445.8509	445.7508

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	445.6785	6,000,000
Cboe (UK)/BXE	445.8509	1,000,000
Cboe (UK)/CXE	445.7508	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1280C_1-2025-3-25.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	25 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,145,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	341,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,500,000	1,000,000	1,500,000
Highest price paid per Share (pence):	449.95	449.95	449.95
Lowest price paid per Share (pence):	442.85	442.85	442.85
Volume weighted average price paid per Share (pence):	446.9675	446.9484	446.9641

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	446.9675	6,500,000
Cboe (UK)/BXE	446.9484	1,000,000
Cboe (UK)/CXE	446.9641	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3734C_1-2025-3-26.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	26 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,136,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	350,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,485,368 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,985,368	1,000,000	1,500,000
Highest price paid per Share (pence):	446.60	446.55	446.55
Lowest price paid per Share (pence):	442.20	442.30	442.45
Volume weighted average price paid per Share (pence):	444.7003	444.3631	444.3141

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	444.7003	3,985,368
Cboe (UK)/BXE	444.3631	1,000,000
Cboe (UK)/CXE	444.3141	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5792C_1-2025-3-27.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	27 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,127,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	359,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 7,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,000,000	1,000,000	1,500,000
Highest price paid per Share (pence):	442.00	441.95	441.95
Lowest price paid per Share (pence):	434.15	434.20	434.15
Volume weighted average price paid per Share (pence):	439.0007	438.4665	438.4239

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	439.0007	5,000,000
Cboe (UK)/BXE	438.4665	1,000,000
Cboe (UK)/CXE	438.4239	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7809C_1-2025-3-28.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	28 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,118,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	368,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 31 March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 7,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,000,000	1,000,000	1,500,000
Highest price paid per Share (pence):	438.35	438.35	438.35
Lowest price paid per Share (pence):	432.00	432.00	432.00
Volume weighted average price paid per Share (pence):	434.9915	434.8498	434.7924

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	434.9915	5,000,000
Cboe (UK)/BXE	434.8498	1,000,000
Cboe (UK)/CXE	434.7924	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0020D_1-2025-3-31.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 April 2025
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary